September 21, 2011


BY EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
United States


RE:   AXA Financial, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2010
      Filed on March 10, 2011
      File No. 001-11166

Dear Mr. Rosenberg,

We received your comment letter dated September 12, 2011 concerning AXA Financial, Inc.'s Form 10-K for the year ended December 31, 2010 filed on March 10, 2011.

As discussed, we submit this letter as confirmation that we intend to provide you with a response to the comment letter on or before October 7, 2011.

Please do not hesitate to contact me directly at (212) 314-3863 or by email at dave.hattem@axa-equitable.com if you have any questions or if I can be of any further assistance.


                                       Sincerely yours,


                                       /s/  Dave S. Hattem
                                       ------------------------
                                       Dave S. Hattem
                                       Senior Vice President and General Counsel


cc:   Richard S. Dziadzio
      Alvin H. Fenichel
      Ralph A. Petruzzo
      Allen J. Zabusky